Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

415-315-6330

F 415-315-6350

November 22, 2011

     Colleen Bathen Meyer

T +1 415 315 6366

F +1 415 315 4819

                    colleen.meyer@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Post-Effective Amendment No. 74 to the Registration Statement on
Form N-1A of HighMark Funds (the “Trust”)
(File Nos. 033-12608 and 811-5059)

Ladies and Gentlemen:

Pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), the Trust is today filing with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 74 (the “Amendment”) to the above-referenced Registration Statement (the “Registration Statement”). The Amendment relates to each series of the Trust except HighMark Global Growth Equity Fund and HighMark International Growth Equity Fund, and it relates to all share classes of each series of the Trust (other than HighMark Global Growth Equity Fund and HighMark International Growth Equity Fund) except Class U Shares of HighMark Value Momentum Fund.

The Trust is filing the Amendment to (i) update the Trust’s financial highlights, (ii) incorporate comments provided by the Staff of the Commission and (iii) update certain other information. The Amendment is marked to show changes to the prospectuses, the statement of additional information and Part C from Post-Effective Amendment No. 69 to the Registration Statement, filed with the Commission on September 15, 2011 pursuant to Rule 485(a) under the Securities Act.

As has been designated on the facing sheet, it is intended that the Amendment become effective on November 30, 2011, pursuant to paragraph (b) of Rule 485 under the Securities Act.

Ropes & Gray has assisted the Trust in the preparation of the Amendment, and the Amendment does not include any disclosures relating to the Trust that would, in our view, render it ineligible to become effective pursuant to paragraph (b) of Rule 485 under the Securities Act.

Please do not hesitate to contact the undersigned (415-315-6366) or, in my absence, Jessica Riley Hale of this firm (415-315-6385) with any comments or questions you might have.

Very truly yours,

/s/ Colleen B. Meyer

Colleen B. Meyer